Articles of Association of SOPHiA GENETICS SA Statuts de SOPHiA GENETICS SA

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 2 / 38 Section 1 Name, registered office, purpose and duration of the Company Section 1 Raison sociale, siège, but et durée de la Société Article 1 Article 1 Name, registered office Under the name SOPHiA GENETICS SA (the Company) exists a corporation with its registered office in Rolle, Canton of Vaud, governed by these articles of association (the Articles of Association) and the Swiss Code of Obligations (CO). Raison sociale, siège Sous la raison sociale SOPHiA GENETICS SA (la Société) existe une société anonyme avec siège à Rolle, Canton de Vaud, régie par les présents statuts (les Statuts) et le Code suisse des obligations (CO). Article 2 Article 2 Purpose 1 The Company's purpose is the management, preservation and storage of archives of all types, in particular computer and paper archives, as well as the design, development, maintenance, sale and lease of systems, products and services in connection therewith; the development, management and transfer of licenses and franchise agreements in connection therewith, as well as the preservation and archiving of data in the genetic field. The Company may carry out any financial, commercial or industrial activities, in movable or real property, in direct or indirect connection with its purpose. But 1 La Société a pour but la gestion, la conservation et l'entreposage d'archives de toute nature, notamment d'archives informatiques et de papiers ainsi que la conception, la réalisation, la maintenance, la vente et la location de systèmes, produits et services s'y rapportant; le développement, la gestion et le transfert de licences et contrats de franchise y relatives, ainsi que la conservation et l'archivage de données dans le domaine de la génétique. La Société peut exercer toute activité financière, commerciale ou industrielle, mobilière ou immobilière, en rapport direct ou indirect avec son but. 2 The Company may open branch offices and subsidiaries in Switzerland and abroad. It may also acquire participations or otherwise invest in other companies in Switzerland and abroad. 2 La Société peut constituer des succursales et des filiales en Suisse et à l'étranger et participer à ou investir autrement dans d'autres entreprises en Suisse et à l'étranger.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 3 / 38 3 The Company may acquire, hold, manage, mortgage, exploit and sell real estate and intellectual property rights in Switzerland and abroad and may also finance other companies. 3 La Société peut acquérir, détenir, gérer, gager, mettre en valeur et aliéner des immeubles et des droits de propriété intellectuelle en Suisse et à l'étranger, ainsi que financer d'autres sociétés. Article 3 Article 3 Duration The duration of the Company shall be unlimited. § § Durée La durée de la Société est illimitée. § § Section 2 Share capital, shares, restrictions of transferability Section 2 Capital-actions, actions et restrictions à la transmissibilité Article 4 Article 4 Share capital The share capital of the Company is CHF 4,466,061.- and is divided into 89,321,220 fully paid in registered shares with a par value of CHF 0.05 each. § § Capital-actions Le capital-actions de la Société est de CHF 4'466'061.- et est divisé en 89'321'220 actions nominatives entièrement libérées d'une valeur nominale de CHF 0.05 chacune. Article 4a Article 4a Capital Range 1 The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 18, 2030 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or Marge de fluctuation du capital 1 La Société dispose d'une marge de fluctuation du capital allant de CHF 3'319'908.20 (limite inférieure) à CHF 4'979'862.30 (limite supérieure). Le Conseil d'Administration peut, dans les limites définies de la marge de fluctuation, et ce jusqu'au 18 juin 2030 ou jusqu'à l'expiration anticipée de la marge de fluctuation, augmenter ou réduire le capital-actions en une ou plusieurs fois, de quelque montant que ce soit, ou acquérir ou aliéner des actions directement ou indirectement. L'augmentation ou la réduction du capital peut se faire par l'émission de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 4 / 38 reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital. chacune, qui doivent être intégralement libérées, respectivement l'annulation de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05 chacune, ou par une augmentation ou une réduction, dans les limites de la marge de fluctuation, de la valeur nominale des actions nominatives existantes ou encore par une réduction et une nouvelle augmentation simultanées. 2 In the event of an issue of shares, the subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, shall be subject to the restrictions pursuant to article 6 of these Articles of Association. 2 En cas d'émission d'actions, la souscription et l'acquisition des nouvelles actions, ainsi que tout transfert ultérieur des actions, sont assujettis aux restrictions à la transmissibilité conformément à l'article 6 des Statuts. 3 In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading of pre-emptive rights. It may permit the expiration of pre- emptive rights that have not been duly exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company. 3 En cas d'augmentation du capital-actions dans le cadre de la marge de fluctuation, le Conseil d'Administration détermine, le cas échéant, le prix d'émission, la nature des apports (y compris la libération en espèces, les apports en nature, la compensation et la conversion de réserves ou de bénéfice reporté en capital-actions), le moment de l'émission, les conditions de l'exercice du droit de souscription préférentiel et le moment à partir duquel les actions donneront droit à des dividendes. A cet effet, le Conseil d'Administration peut émettre des nouvelles actions par voie de prise ferme par un établissement financier, un consortium bancaire ou un tiers et d'offre subséquente de ces actions aux actionnaires actuels ou à des tiers (si les droits de souscription préférentiels des actionnaires actuels ont été supprimés ou n'ont pas été valablement exercés). Le Conseil d'Administration est en droit d'autoriser, de limiter ou d'exclure le négoce des droits de souscription préférentiels. Le Conseil d'Administration peut laisser s'éteindre les droits de souscription préférentiels non exercés valablement; il peut aussi aliéner ceux-ci, respectivement les actions pour lesquelles des droits de souscription ont été accordés sans toutefois être

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 5 / 38 valablement exercés, aux conditions du marché ou les utiliser autrement dans l'intérêt de la Société. 4 In the event of an issue of shares, the Board of Directors is further authorized to withdraw or restrict pre- emptive rights of existing shareholders and to allocate such rights to third parties, the Company or any of its group companies: 4 En cas d'émission d'actions, le Conseil d'Administration peut aussi exclure ou limiter les droits de souscription préférentiels des actionnaires actuels et les attribuer à des tiers, à la Société ou à une des sociétés du groupe: (a) if the issue price of the new shares is determined by reference to the market price; or (a) si le prix d'émission des nouvelles actions est déterminé en fonction du prix du marché; ou (b) for raising equity capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders; or (b) pour créer des fonds propres de manière rapide et flexible, ce qui ne serait pas possible ou possible qu'avec difficulté ou tardivement ou à des conditions nettement plus défavorables sans l'exclusion des droits de souscription préférentiels des actionnaires actuels; ou (c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or (c) pour l'acquisition de sociétés, de partie(s) de sociétés ou de participations, pour l'acquisition de produits, de propriété intellectuelle, ou licences par ou pour des projets d'investissement de la Société ou de l'une des sociétés du groupe, ou pour le financement ou le refinancement de telles transactions par le placement d'actions; ou (d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or (d) pour élargir le cercle des actionnaires de la Société dans certains marchés géographiques, financiers ou d'investisseurs, pour permettre la participation de partenaires stratégiques y compris d'investisseurs financiers, ou en relation avec la cotation de nouvelles actions sur des bourses nationales ou étrangères; ou (e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or (e) pour octroyer une option de surallocation (Greenshoe) ou une option de souscription d'actions supplémentaires lors d'un placement ou de la vente d'actions à un ou plusieurs acheteurs

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 6 / 38 underwriter(s); or initiaux ou souscripteurs; ou (f) for the participation of members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors, consultants, or other persons performing services for the benefit of, the Company or any of its group companies; or (f) pour la participation de membres du conseil d'administration (ou d'un organe équivalent), de membres de la direction, d'employés, de co- contractants ou de consultants ou d'autres personnes exerçant des services au bénéfice de la Société ou de l'une des sociétés du groupe; ou (g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or (g) si un actionnaire ou un groupe d'actionnaires agissant de concert a acquis ou réuni une participation de plus de 15% du capital-actions inscrit au registre du commerce sans avoir présenté à tous les autres actionnaires une offre publique d'achat dont l'acceptation a été recommandée par le Conseil d'Administration; ou (h) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest. (h) pour se défendre contre une offre publique d'achat hostile présentée, menaçante ou potentielle dont le rejet est, respectivement sera, recommandé par le Conseil d'Administration, après consultation d'un conseiller financier indépendant qu'il aura choisi, dans la mesure où le Conseil d'Administration estime que l'offre publique d'achat n'est pas (i) équitable d'un point de vue financier vis-à-vis des actionnaires ou (ii) dans l'intérêt de la Société. 5 After a change of the par value, new shares shall be issued within the capital range with the same par value as the existing shares. 5 En cas de modification de valeur nominale, les nouvelles actions émises dans le cadre de la marge de fluctuation du capital doivent être émises avec la même valeur nominale que les actions nominatives existantes. 6 If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b of these articles of association, the upper and lower limits of the capital range shall increase in an amount corresponding to such increase in the share capital. 6 En cas d'augmentation du capital-actions en raison d'une augmentation conditionnelle du capital-actions conformément à l'article 4b, les limites supérieure et inférieure de la marge de fluctuation augmentent en fonction du montant de l'augmentation du capital- actions. 7 In the event of a reduction of the share capital within 7 En cas de réduction du capital-actions dans le cadre

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 7 / 38 the capital range, the Board of Directors shall, to the extent necessary, determine the use of the reduction amount. de la marge de fluctuation, le Conseil d'Administration détermine, si nécessaire, l'affectation du montant de la réduction. Article 4b Article 4b Conditional share capital for employee participation 1 The share capital may be increased in an amount not to exceed CHF 1,240,378.20 through the issuance of up to 24,807,564 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares, or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies. Capital-actions conditionnel pour la participation des employés 1 Le capital-actions peut être augmenté d'un montant maximum de CHF 1'240’378.20 par l'émission de 24'807’564 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, par l'émission directe ou indirecte d'actions ou par l'exercice ou l'exercice obligatoire de droits de souscription d'actions ou par des obligations d'acquisition d'actions accordées ou imposées à des membres du conseil d'administration (ou d'un organe équivalent), des membres de la direction, des employés, des co-contractants ou des consultants de la Société ou de l'une des sociétés du groupe, ou d'autres personnes exerçant des services au bénéfice de la Société ou de l'une des sociétés du groupe. 2 The pre-emptive rights and advance subscription rights of the shareholders of the Company shall be excluded in connection with the issuance of any shares, options, other rights to receive shares, or subscription rights therefor. Shares, options, other rights to receive shares, or subscription rights therefore shall be issued pursuant to one or more plans, regulations or resolutions to be issued by the Board of Directors or, to the extent delegated to it, the Compensation Committee, and to the extent applicable, taking into account the compensation principles pursuant to article 28 of these Articles of Association. Such shares may be issued at a price lower than the respective market price quoted on the stock exchange and such rights or acquisition obligations may be granted below their intrinsic value. 2 Le droit de souscription préférentiel ainsi que le droit de souscription préalable des actionnaires de la Société sont exclus en relation avec l'émission de toutes actions, options, autres droits à recevoir des actions ou des droits de souscription qui y sont attachés. L'émission d'actions, d'options, d'autres droits à recevoir des actions ou des droits de souscription qui y sont attachés est faite selon un ou plusieurs plans, règlements ou décisions adoptés par le Conseil d'Administration ou le Comité de Rémunération, dans la mesure où cette compétence lui a été déléguée, et, le cas échéant, en tenant compte des principes de rémunération selon l'article 28 des Statuts. L'émission de telles actions peut se faire à un prix inférieur au prix du marché et l'octroi de tels droits ou obligations

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 8 / 38 d'acquisition peut se faire à un prix inférieur à leur valeur intrinsèque. 3 The direct or indirect acquisition of the new shares by persons listed in paragraph 1 of this article 4b in connection with an employee participation program, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association. 3 L'acquisition directe ou indirecte de nouvelles actions par des personnes mentionnées à l'alinéa 1 du présent article 4b dans le cadre d'un programme de participation des collaborateurs, ainsi que le transfert subséquent de ces actions, sont assujettis aux restrictions à la transmissibilité conformément à l'article 6 des Statuts. 4 The declaration of acquisition of the shares based on this Article 4b shall refer to this Article 4b and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4b may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right. 4 La déclaration concernant l'acquisition d'actions fondée sur le présent article 4b doit faire référence à cet article 4b et doit être faite sous une forme permettant d'en établir la preuve par texte. La renonciation à un droit d'acquisition d'actions fondé sur le présent article 4b peut également avoir lieu de manière informelle ou par l'écoulement du temps; cela vaut également pour la renonciation é l'exercice et la déchéance de ce droit. Article 4c Article 4c Conditional share capital for financing, acquisitions and other purposes 1 The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF 913,868.15 through the issuance of up to 18,277,363 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial Instruments). Capital-actions conditionnel aux fins de financement, acquisitions ou d'autres buts 1 Le capital-actions peut être augmenté, y compris en lien avec une future offre publique d'acquisition, d'un montant maximum de CHF 913'868.15 par l'émission de 18'277’363 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées par l'exercice ou l'exercice obligatoire de droits de conversion, d'échange, d'option, de warrant ou d'autres droits ou obligations similaires pour la souscription d'actions octroyés aux actionnaires ou à des tiers de manière autonome ou en rapport avec des obligations, effets, options, warrants ou autres instruments financiers ou obligations contractuelles de la Société ou de l'une des sociétés du groupe (collectivement, les Instruments Financiers). 2 The pre-emptive rights of shareholders shall be excluded for the exercise of any Financial Instruments in 2 Le droit de souscription préférentiel des actionnaires est exclu en relation avec l'émission d'actions à

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 9 / 38 connection with the issuance of shares. The then- current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of any Financial Instruments. The main conditions of the Financial Instruments shall be determined by the Board of Directors. l'occasion de l'exercice d'Instruments Financiers. Les personnes qui détiendront alors de tels Instruments Financiers seront en droit d'acquérir les nouvelles actions émises à l'occasion de la conversion, de l'échange ou de l'exercice d'Instruments Financiers. Le Conseil d'Administration détermine les principales conditions des Instruments Financiers. 3 The Board of Directors shall be authorized to restrict or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies (1) if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, intellectual property rights, licenses or investments, (2) if the issuance occurs in domestic or international capital markets or through a private placement, (3) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors, (4) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest, or (5) if the Financial Instruments are issued on appropriate terms. If the advance subscription rights are neither granted directly nor indirectly by the Board of Directors, the following shall apply: 3 Le Conseil d'Administration est autorisé à limiter ou retirer le droit de souscription préalable des actionnaires en relation avec l'émission d'Instruments Financiers par la Société ou une des sociétés du groupe (1) si l'émission a pour but le financement, le refinancement ou le paiement de l'acquisition d'entreprises, de parties d'une entreprise, de participations, de droits de propriété intellectuelle, de licences ou d'investissements, (2) si l'émission a lieu sur les marchés de capitaux nationaux ou internationaux ou par le biais d'un placement privé, (3) si un actionnaire ou un groupe d'actionnaires agissant de concert a acquis ou réuni une participation de plus de 15% du capital-actions inscrit au registre du commerce sans avoir présenté à tous les autres actionnaires une offre publique d'achat dont l'acceptation a été recommandée par le Conseil d'Administration, (4) pour se défendre contre une offre publique d'achat hostile présentée, menaçante ou potentielle dont le rejet est, respectivement sera, recommandé par le Conseil d'Administration, après consultation d'un conseiller financier indépendant qu'il aura choisi, dans la mesure où le Conseil d'Administration estime que l'offre publique d'achat n'est pas (i) équitable d'un point de vue financier vis-à-vis des actionnaires ou (ii) dans l'intérêt de la Société, ou (5) si les Instruments Financiers sont émis à des conditions appropriées. Si le droit de souscription préalable n'est pas accordé, de manière directe ou indirecte, par le Conseil d'Administration, les règles suivantes

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 10 / 38 s'appliquent: (a) the Financial Instruments shall be issued or entered into at market conditions; (a) les Instruments Financiers sont émis ou conclus aux conditions du marché; (b) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 10 years from the date of issuance or contract conclusion; and (c) the conversion, exchange or exercise price of the Financial Instruments shall be set with reference to, and/or shall be subject to change based upon, the valuation of the Company's equity and/or market conditions. (b) les Instruments Financiers peuvent être convertis, échangés ou exercés durant une période maximale de 10 ans suivant la date de l'émission ou de la conclusion du contrat; et (c) le prix de conversion, d'échange ou d'exercice des Instruments Financiers est fixé en prenant en compte, et/ou peut être modifié en fonction, de la valorisation des fonds propres de la Société et/ou des conditions du marché. 4 The direct or indirect acquisition of the new shares acquired through the exercise of Financial Instruments, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association. 4 L'acquisition de nouvelles actions acquises directement ou indirectement par l'exercice d'Instruments Financiers, ainsi que le transfert subséquent de ces actions, sont assujettis aux restrictions à la transmissibilité conformément à l'article 6 des Statuts. 5 The declaration of acquisition of the shares based on this Article 4c shall refer to this Article 4c and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4c may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right. 5 La déclaration concernant l'acquisition d'actions fondée sur le présent article 4c doit faire référence à cet article 4c et doit être faite sous une forme permettant d'en établir la preuve par texte. La renonciation à un droit d'acquisition d'actions fondé sur le présent article 4c peut également avoir lieu de manière informelle ou par l'écoulement du temps; cela vaut également pour la renonciation à l'exercice et la déchéance de ce droit. Article 5 Article 5 Share certificates and intermediated securities 1 The Company may issue its registered shares in the form of single certificates, global certificates, uncertificated securities within the meaning of article 973c or 973d CO, or intermediated securities. Subject to applicable law, the Company may convert its § § Certificats d'actions et titres intermédiés 1 La Société émet ses actions nominatives sous forme de certificats individuels, de certificats globaux, de droits-valeurs au sens des articles 973c ou 973d CO ou des titres intermédiés. La Société est libre, dans les limites du droit applicable, en tout temps et sans

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 11 / 38 registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion. l'approbation des actionnaires, de convertir ses actions nominatives émises sous l'une des formes ci-dessus, en une autre forme. La Société supporte les coûts d'une telle conversion. 2 A shareholder has no right to request a conversion of the registered shares issued in one form into another form. Each shareholder may, however, at any time request from the Company a written confirmation of the registered shares held by such shareholder, as reflected in the share register. 2 Un actionnaire n'a pas le droit de réclamer la conversion d'actions nominatives émises sous une certaine forme en une autre forme. Chaque actionnaire peut toutefois exiger en tout temps que la Société établisse une attestation relative aux actions nominatives qu'il détient selon le registre des actions. 3 Intermediated securities based on registered shares of the Company cannot be transferred by way of assignment. A security interest in any such intermediated securities also cannot be granted by way of assignment. 3 Les titres intermédiés fondés sur des actions nominatives de la Société ne peuvent pas être transférés par cession. Il ne peut pas non plus être constitué de sûretés par cession sur ces titres intermédiés. Article 6 Article 6 Share register, restrictions on registration, Nominees 1 The Company shall maintain, itself or through a third party, a share register for the registered shares that lists the surname and name (the name of the company in case of a legal entity), the address and domicile (the registered office in case of a legal entity) of the shareholders or usufructuaries. A person registered in the share register shall notify the share registrar of any change of address. Until such notification has occurred, all written communications from the Company to persons registered in the share register shall be deemed to have been validly made if sent to the address previously recorded in the share register. § § Registre des actions, limitations à l'inscription, Nominees 1 La Société ou un tiers mandaté par elle tient un registre des actions qui mentionne le nom et le prénom (la raison sociale pour les personnes morales), l'adresse et le domicile (le siège pour les personnes morales) des propriétaires et des usufruitiers. Si une personne inscrite au registre des actions change d'adresse, elle doit le communiquer à la personne en charge de la tenue du registre. Aussi longtemps que cette communication n'a pas eu lieu, toutes les communications écrites de la Société aux personnes inscrites au registre des actions seront valablement envoyées à l'adresse inscrite au registre des actions. 2 Persons acquiring shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare to have acquired these shares in their own name and for their own account. Subject to paragraph 4 of this article 6 and 2 Les personnes qui acquièrent des actions sont inscrites dans le registre des actions, à leur demande, comme actionnaires avec droit de vote, pour autant qu'elles déclarent expressément avoir acquis les actions en leur nom et pour leur propre compte. Sous réserve

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 12 / 38 article 685d para. 3 CO, no person or entity shall be registered in the share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control alone or together with third parties voting rights (whether exercisable or not) with respect to more than 15% of the share capital as set forth in the commercial register as a shareholder with voting rights. This restriction shall also apply to persons or entities who hold some or all of their shares through Nominees (as defined in paragraph 4 of this article 6). de l'alinéa 4 du présent article 6 et de l'article 685d al. 3 CO, aucune personne physique ou morale ne peut être inscrite au registre des actions comme actionnaire avec droit de vote et aucune personne physique ou morale ne peut détenir, directement ou indirectement, formellement, de fait ou comme ayant droit économique, ou contrôler autrement, seul ou avec des tiers, des droits de vote (exerçables ou non), par rapport à plus de 15% du capital-actions inscrit au registre du commerce en tant qu'actionnaire avec droit de vote. Cette restriction s'applique également aux personnes ou entités qui détiennent tout ou partie de leurs actions par l'intermédiaire de Nominees (tels que définis à l'alinéa 4 du présent article 6). 3 Subject to Art. 652b para. 3 CO, this transfer restriction also applies in the case of the acquisition of shares by the exercise of subscription, option and conversion rights. The transfer restriction does not apply to acquisitions by inheritance, division of an estate or matrimonial property law. 3 Sous réserve de l'art. 652b al. 3 CO, les restrictions au transfert s'appliquent également lors de l'acquisition d'actions dans le cadre de l'exercice d'un droit de souscription, d'option ou de conversion. Les restrictions au transfert ne s'appliquent pas lors d'acquisitions par succession, partage successoral ou en vertu du droit matrimonial. 4 The Board of Directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees (each, a Nominee) on behalf of third party beneficiaries (each, a Beneficial Owner) in the share register as shareholders with voting rights. If, however, any Beneficial Owner should as a result of such registration being made or upheld, directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to more than 15% of the share capital as set forth in the commercial register, the Board of Directors may cancel the registration of the Nominee holding shares for the account of such Beneficial Owner with respect to any 4 Le Conseil d'Administration peut, à son entière discrétion, inscrire les personnes qui déclarent dans leur requête d'inscription qu'elles détiennent les actions en tant que nominees (chacun, un Nominee) pour le compte de tiers ayants droit économiques (chacun, un Ayant Droit Economique) en tant qu'actionnaires avec droit de vote. Toutefois, si suite à l'inscription ou à la confirmation de l'inscription, un Ayant Droit Economique détient directement ou indirectement, formellement, de fait ou comme ayant droit économique, ou contrôle ou dirige autrement, seul ou avec des tiers, des droits de vote (exerçables ou non) par rapport à plus de 15% du capital-actions inscrit au registre du commerce, le Conseil d'Administration peut annuler l'inscription du Nominee détenant les actions pour le compte d'un tel

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 13 / 38 shares in excess of such limit. The Board of Directors may make the registration with voting rights of the shares held by a Nominee subject to conditions, limitations and reporting requirements or may impose or adjust such conditions, limitations and requirements once registered. Ayant Droit Economique pour les actions dépassant cette limite. Le Conseil d'Administration peut soumettre l'inscription avec droit de vote des actions détenues par un Nominee à des conditions, limitations, exigences de rapports ou peut imposer de telles conditions, limitiations ou exigences suite à l'inscription. 5 Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked, as well as individuals or legal entities or partnerships who act in concert or otherwise act in a coordinated manner or acquire shares indirectly, thereby circumventing the restrictions or limits pursuant to paragraph 2 or 4 of this article 6 shall be treated as one single person, entity, Nominee or as a person acquiring shares, as applicable, for purposes of paragraphs 2 and 4 of this article 6. 5 Les personnes morales et communautés de personnes ou autres groupes de personnes ou de copropriétaires qui sont liés par le capital, les droits de vote, la gestion commune ou de toute autre manière, de même que les personnes physiques ou morales ou communautés de personnes qui agissent de concert ou de manière coordonnée ou acquièrent indirectement des actions, et contournent ainsi les restrictions ou limites visées aux alinéas 2 ou 4 du présent article 6 sont traités comme une seule personne, personne morale, Nominee ou comme une personne acquérant des actions, selon le cas, aux fins des alinéas 2 et 4 du présent article 6. 6 The Board of Directors may grant exceptions from the restrictions or limits pursuant to paragraph 2 or 4 of this article 6 for justified reasons with the majority vote of two thirds of all its members. A justified reason may include the situation where a person extends an offer to purchase with respect to all other shares of the Company, which the Board of Directors, after having consulted an independent financial advisor, recommends to the shareholders. 6 Le Conseil d'Administration peut octroyer des dérogations aux restrictions et limites mentionnées aux alinéas 2 ou 4 du présent article 6 pour des raisons justifiées, à la majorité des deux tiers de l'ensemble de ses membres. Peut aussi être considérée comme une raison justifiée le fait qu'une personne étende une offre d'achat par rapport à l'ensemble des autres actions de la Société et que le Conseil d'Administration, après avoir consulté un conseiller financier indépendant, recommande aux actionnaires d'accepter cette offre. 7 Shareholders, other than Nominees, already being registered directly or through a Nominee with more than 15% at the time that this article 6 takes effect remain registered with voting rights for such shares. Such privilege may not be transferred by an indirect transfer of shares. 7 Les actionnaires autres que les Nominees déjà inscrits directement ou par l'intermédiaire d'un Nominee pour plus de 15% au moment où le présent article 6 entre en vigueur demeurent enregistrés avec droit de vote pour ces actions. Ce privilège ne peut être transféré par un transfert indirect d'actions. 8 After hearing the registered shareholder or Nominee, 8 Le Conseil d'Administration peut, après avoir entendu

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

the Board of Directors may cancel such person's registration in the share register with retroactive effect as of the date of registration if such registration was made based on false or misleading information or if such information becomes untrue or misleading. The relevant shareholder or Nominee shall be promptly informed of the cancellation.

[9] The Board of Directors shall regulate all details and issue the instructions necessary to ensure compliance with the preceding provisions. The Board of Directors may delegate its duties.

Article 7

Exercise of rights

[1] The Company shall only accept one representative per share.

[2] The voting right and the rights associated therewith may be exercised vis-à-vis the Company by a shareholder, usufructuary or Nominee only to the extent that such person is registered in the share register with voting rights.

Section 3

Corporate bodies

A. The General Meeting

Article 8

Powers of the General Meeting

[1] The general meeting of shareholders (the **General Meeting**) is the supreme corporate body of the Company.

l'actionnaire ou le Nominee, radier du registre des actions l'inscription qui a été faite sur la base d'informations fausses ou trompeuses données par l'acquéreur, ou si les informations deviennent fausses ou trompeuses. L'actionnaire ou le Nominee doit être informé immédiatement de la radiation.

[9] Le Conseil d'Administration règle les détails et prend les mesures nécessaires au respect des dispositions ci-dessus. Le Conseil d'Administration peut déléguer ses tâches.

Article 7

Exercice des droits

[1] La Société ne reconnaît qu'un représentant par action.

[2] Le droit de vote et les droits y relatifs ne peuvent être exercés à l'égard de la Société que par un actionnaire, un usufruitier ou un Nominee uniquement dans la mesure où celui-ci est inscrit avec droit de vote au registre des actions.

Section 3

Organes

A. L'Assemblée Générale

Article 8

Pouvoirs de l'Assemblée Générale

[1] L'assemblée générale des actionnaires (l'**Assemblée Générale**) est l'organe suprême de la Société.

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Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

[2] The General Meeting shall have the following inalienable powers:

1. the adoption and amendment of these Articles of Association;
2. the election of the members of the Board of Directors, the chair of the Board of Directors (the **Chair**) and the members of the Compensation Committee;
3. the election of the Auditors;
4. the election of the independent voting rights representative;
5. the approval of the annual management report and the consolidated financial statements;
6. the approval of the annual financial statements as well as the resolution on the allocation of profit shown on the balance sheet, in particular the determination of dividends;
7. the determination of interim dividends and the approval of the interim financial statements required for this purpose;
8. the resolution on the repayment of the statutory capital reserve;
9. the discharge from liability of the members of the Board of Directors and the persons entrusted with management;
10. the approval of the compensation of the Board of Directors and of the executive committee of the Company (the **Executive Committee**) pursuant to article 26 of these Articles of Association;
11. the delisting of the Company's equity securities;

[2] L'Assemblée Générale a le droit inaliénable:

1. d'adopter et de modifier les Statuts;
2. de nommer les membres du Conseil d'Administration, le/la président/e du Conseil d'Administration (le/la **Président/e**) et les membres du Comité de Rémunération;
3. de nommer l'Organe de Révision;
4. de nommer le représentant indépendant;
5. d'approuver le rapport annuel et les comptes consolidés;
6. d'approuver les comptes annuels et de déterminer l'emploi du bénéfice résultant du bilan, en particulier de fixer le dividende;
7. de fixer le dividende intérimaire et d'approuver les comptes intermédiaires nécessaires à cet effet;
8. de décider du remboursement de la réserve légale issue du capital;
9. de donner décharge aux membres du Conseil d'Administration et aux personnes chargées de la gestion;
10. d'approuver la rémunération du Conseil d'Administration et de la direction exécutive de la Société (la **Direction Exécutive**) selon l'article 26 des Statuts;
11. de procéder à la décotation des titres de

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Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

12. the approval of the report on non-financial matters pursuant to article 964c CO (if applicable); and
13. the adoption of resolutions on matters that are reserved to the General Meeting by law or these Articles of Association or that are, subject to article 716a CO, submitted to the General Meeting by the Board of Directors.

Article 9

Ordinary and extraordinary General Meetings

[1] The ordinary General Meeting shall be held each year within six months of the close of the financial year of the Company.

[2] Extraordinary General Meetings shall be held if

(a) the Board of Directors or the Auditors deem it necessary;

(b) so resolved by a General Meeting; or

(c) shareholders who hold, alone or together, shares representing at least 5% of the share capital or votes so request in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates.

Article 10

Notice

[1] Notice of a General Meeting shall be given by the Board of Directors or, if necessary, by the Auditors, no later than 20 calendar days prior to the date of the meeting. Liquidators and representatives of bond-

participation de la société;

12. d'approuver le rapport sur les questions non financières selon l'article 964c CO (si applicable); et
13. de prendre toutes les décisions qui lui sont réservées par la loi ou les Statuts ou qui lui sont soumises par le Conseil d'Administration, sous réserve de l'article 716a CO.

Article 9

Assemblées générales ordinaires et extraordinaires

[1] L'Assemblée Générale ordinaire a lieu chaque année dans les six mois qui suivent la clôture de l'exercice social de la Société.

[2] Des Assemblées Générales extraordinaires ont lieu lorsque

(a) le Conseil d'Administration ou l'Organe de Révision l'estime nécessaire;

(b) une Assemblée Générale le décide; ou

(c) des actionnaires représentant seuls ou ensemble 5% au moins du capital-actions ou des voix le requièrent par écrit en indiquant les objets de discussion et les propositions, et, en cas d'élections, les noms des candidats proposés.

Article 10

Convocation

[1] L'Assemblée Générale est convoquée par le Conseil d'Administration ou, si nécessaire, par l'Organe de Révision au plus tard 20 jours calendaires avant le jour de l'assemblée. Les liquidateurs et les représentants de

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Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 17 / 38 holders are also entitled to call a General Meeting. détenteurs d'obligations ont également le droit de convoquer l'Assemblée Générale. 2 Notice of the General Meeting shall be given by way of a single announcement in the official means of publication of the Company pursuant to article 35 of these Articles of Association. Registered shareholders may in addition be notified in writing. 2 La convocation à l'Assemblée Générale a lieu par une annonce unique dans l'organe de publication de la Société selon l'article 35 des Statuts. La convocation peut également être envoyée par écrit aux actionnaires inscrits. 3 The annual report, the compensation report, the Auditors' reports and any other reports required by law shall be made available to the shareholders no later than 20 calendar days prior to the ordinary General Meeting. 3 Le rapport de gestion, le rapport de rémunération, les rapports de révision et tout autre rapport exigés par la loi sont mis à la disposition des actionnaires au plus tard 20 jours calendaires avant l'Assemblée Générale ordinaire. 4 The notice shall include: 1. date, beginning, ending, mode and venue of the General Meeting; 2. the agenda; 3. the proposals of the Board of Directors together with a brief statement of the reasons; 4. proposals of the shareholders, if any, together with a brief statement of the reasons; and 5. name and address of the independent voting rights representative. 4 La convocation doit mentionner: 1. la date, l'heure de début et de fin, le lieu et la forme de l'Assemblée Générale; 2. les objets portés à l'ordre du jour; 3. les propositions du Conseil d'Administration ac- compagnées d'une motivation succincte; 4. le cas échéant, les propositions des actionnaires, accompagnées d'une motivation succincte; et 5. le nom et l'adresse du représentant indépendant. . Article 11 Article 11 Agenda 1 Shareholders who, alone or together, hold at least 0.5% of the share capital or the votes may request that an item be included on the agenda or that a proposal relating to an agenda item be included in the notice convening the General Meeting. Such request must be received by the Company at least 45 calendar days prior to the General Meeting, specifying the agenda item and § § Objets à l'ordre du jour 1 Des actionnaires qui représentent, seuls ou ensemble, au moins 0,5% du capital-actions ou des voix peuvent requérir l'inscription d'un objet à l'ordre du jour, ainsi que l'inscription dans la convocation à l'Assemblée Générale de propositions concernant les objets portés à l'ordre du jour. La demande doit être reçue par la Société au moins 45 jours calendaires avant l'Assemblée Générale

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 18 / 38 the proposals of the shareholders. avec indication des objets à l'ordre du jour et des propositions des actionnaires. 2 No resolutions may be passed at a General Meeting on proposals concerning agenda items for which proper notice was not given. This provision shall not apply, however, to proposals made during a General Meeting to convene an extraordinary General Meeting or to initiate a special audit. Each request for inclusion of an item on the agenda shall include (i) a brief description of the agenda item and the reason for which it is to be discussed at the meeting; (ii) the motions regarding the agenda item; (iii) the name and address, as they appear on the Company's register of shareholders, of the shareholder proposing such business; (iv) the number of shares of the Company which are beneficially owned by such shareholder; (v) the dates upon which the shareholder acquired such shares; (vi) documentary support for any claim of beneficial ownership; (vii) any material interest of such shareholder in including the item in the agenda; (viii) a statement in support of the matter; and (ix) all other information required under applicable law and stock exchange rules. 2 Aucune décision ne peut être prise par l'Assemblée Générale sur des objets qui n'ont pas été dûment portés à l'ordre du jour, à l'exception des propositions de convoquer une Assemblée Générale extraordinaire et d'instituer un contrôle spécial. Toute requête visant l'inscription d'un objet à l'ordre du jour doit inclure (i) une brève description de cet objet et la raison pour laquelle il doit être discuté lors de l'Assemblée Générale; (ii) les propositions relatives à cet objet; (iii) le nom et l'adresse, tels qu'ils apparaissent dans le registre des actions, de l'actionnaire proposant un tel objet; (iv) le nombre d'actions de la Société dont cet actionnaire est l'Ayant Droit Economique; (v) les dates auxquelles l'actionnaire a acquis ces actions; (vi) les pièces justificatives démontrant le statut d'Ayant Droit Economique; (vii) l'intérêt important de l'actionnaire à l'inscription de l'objet à l'ordre du jour; (viii) une déclaration à l'appui de la requête; et (ix) toute autre information requise par la loi ou les règles boursières applicables. 3 No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken. 3 En revanche, il n'est pas nécessaire d'annoncer à l'avance les propositions entrant dans le cadre des objets portés à l'ordre du jour ni les délibérations qui ne doivent pas être suivies d'un vote. Article 11a Article 11a Venue 1 The Board of Directors shall determine the venue of the General Meeting, which may be held in Switzerland or abroad. Lieu de réunion 1 Le Conseil d'Administration détermine le lieu de l'Assemblée Générale, qui peut se tenir en Suisse ou à l'étranger. 2 The Board of Directors can determine that the General Meeting be held simultaneously at different locations, provided that the contributions of the participants are transmitted directly in video and audio to all venues and 2 Le Conseil d'Administration peut décider que l'Assemblée Générale se tiendra simultanément en plusieurs lieux, à condition que les votes des participants soient transmis directement par l'image et le

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 19 / 38 that shareholders who are not present at the venue(s) of the General Meeting may exercise their rights by electronic means. son à tous les lieux de réunion et que les actionnaires qui ne sont pas présents au(x) lieu(x) de l'Assemblée Générale puissent exercer leurs droits par voie électronique. 3 Alternatively, the Board of Directors may provide that the General Meeting will be held by electronic means without a venue. 3 Alternativement, le Conseil d'Administration peut prévoir que l'Assemblée Générale se déroule par voie électronique sans lieu de réunion. Article 12 Article 12 Chair, vote counters, minutes 1 The Chair of the Board of Directors shall chair the General Meeting. In his absence, the Vice-Chair of the Board of Directors, another member or a person designated by the Board of Directors shall chair the General Meeting. If no member of the Board of Directors is available and no other person has been designated by the Board of Directors, the acting chair shall be elected by the General Meeting. § § Présidence, scrutateurs, procès- verbal 1 Le/la Président/e du Conseil d'Administration préside l'Assemblée Générale. En son absence, le/la Vice- Président/e du Conseil d'Administration, un autre membre ou une personne désignée par le Conseil d'Administration préside l'Assemblée Générale. Si aucun membre du Conseil d'Administration n'est disponible et aucune personne n'a été désignée par le Conseil d'Administration, l'Assemblée Générale élit son/sa président/e. 2 The acting chair of the General Meeting shall appoint the secretary and the vote counter(s), none of whom need be shareholders. The minutes shall be signed by the acting chair of the General Meeting of and the secretary. 2 Le/la président/e de l'Assemblée Générale désigne un rédacteur du procès-verbal et le ou les scrutateurs, qui ne doivent pas nécessairement être des actionnaires. Le procès-verbal doit être signé par le/la président/e de l'Assemblée Générale et le/la secrétaire. 3 The acting chair of the General Meeting shall have all powers and authority necessary and appropriate to ensure the orderly conduct of the General Meeting. 3 Le/la président/e de l'Assemblée Générale a tous les pouvoirs nécessaires et appropriés pour s'assurer de la conduite régulière de l'Assemblée Générale. 4 The resolutions and election results shall be made available electronically within 15 calendar days after the General Meeting, stating the exact proportion of votes; each shareholder may request that the minutes be made available to him within 30 calendar days after the General Meeting. 4 Les décisions et le résultat des élections, avec indication de la répartition exacte des voix, doivent être rendus accessibles par voie électronique dans les 15 jours calendaires qui suivent l'Assemblée Générale; chaque actionnaire peut exiger que le procès-verbal soit mis à sa disposition dans les 30 jours calendaires qui suivent l'Assemblée Générale.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 20 / 38 Article 13 Article 13 Voting rights, representation 1 Each share shall convey the right to one vote. The voting rights are subject to the conditions of articles 6 and 7 of these Articles of Association. § § Droit de vote, représentation 1 Chaque action donne droit à une voix. Les droits de vote sont soumis aux conditions des articles 6 et 7 des Statuts. 2 No shareholder or proxy may, directly or indirectly, exercise voting rights attached to own or represented shares that would collectively exceed 15% of the share capital as set forth in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked, as well as individuals or legal entities or partnerships who act in concert or otherwise act in a coordinated manner, thereby circumventing the aforementioned restriction of voting rights, are deemed to be one shareholder for the purposes of such voting. 2 Aucun actionnaire ou mandataire ne peut exercer, directement ou indirectement, des droits de vote attachés à des actions propres ou représentées qui dépasseraient collectivement 15% du capital-actions tel qu'il figure au registre du commerce. Les personnes morales et les communautés de personnes ou autres groupes de personnes ou de copropriétaires qui sont liés par le capital, les droits de vote, la gestion commune ou de toute autre manière, de même que les personnes physiques ou morales ou communautés de personnes qui agissent de concert ou de manière coordonnée, contournant ainsi les restrictions ou limites susmentionnées, sont traités comme un seul actionnaire aux fins de ce vote. 3 The restrictions of paragraph 2 of this article 13 shall not apply to the exercise of voting rights by (i) shareholders or their proxies, to the extent that their shares are registered in the share register with voting rights pursuant to article 6 paragraph 7 of these Articles of Association, (ii) Nominees, provided that Nominees' voting rights shall be subject to the same restrictions as set forth in article 6 paragraph 4 of these Articles of Association, and (iii) the independent voting rights representative to the extent that the latter has been appointed as proxy by shareholders. 3 Les restrictions citées à l'alinéa 2 du présent article 13 ne s'appliquent pas à l'exercice du droit de vote par (i) les actionnaires ou leurs mandataires, dans la mesure où leurs actions sont inscrites au registre des actions avec droit de vote conformément à l'article 6 alinéa 7 des Statuts, (ii) les Nominees, à condition que les droits de vote des Nominees soient soumis aux mêmes restrictions que celles énoncées à l'article 6 alinéa 4 des Statuts, et (iii) le représentant indépendant des droits de vote dans la mesure où ce dernier a été désigné comme mandataire par les actionnaires. 4 The Board of Directors shall issue the rules regarding the participation in and representation at the General Meeting and determine the requirements as to proxies and instructions. A shareholder may be represented at 4 Le Conseil d'Administration prend les dispositions relatives à la participation et à la représentation à l'Assemblée Générale et détermine les exigences applicables aux procurations et instructions. Un

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 21 / 38 the General Meeting by the independent voting rights representative, its legal representative or, by means of a written proxy, by any other proxy who need not be a shareholder. All shares held by a shareholder may only be represented by one person. actionnaire peut être représenté à l'Assemblée Générale par le représentant indépendant, par son représentant légal ou, au moyen d'une procuration écrite, par tout autre mandataire qui ne doit pas nécessairement être un actionnaire. Toutes les actions détenues par un actionnaire ne peuvent être représentées que par une seule personne. 5 The General Meeting shall elect the independent voting rights representative for a term of office until completion of the next ordinary General Meeting. Re-election is possible. 5 L'Assemblée Générale nomme le représentant indépendant pour une durée de fonctions s'achevant à la fin de l'Assemblée Générale ordinaire suivante. La réélection est possible. 6 If the Company does not have an independent voting rights representative, the Board of Directors shall appoint the independent voting rights representative for the next General Meeting. 6 Dans le cas où la Société n'a pas de représentant indépendant, le Conseil d'Administration nommera le représentant indépendant pour l'Assemblée Générale suivante. Article 14 Article 14 Resolutions, elections 1 The General Meeting shall pass its resolutions and decide its elections by the majority of the votes attached to the shares represented, unless required otherwise by law or these Articles of Association. In the event of a tie, the resolution shall be deemed refused. Décisions, élections 1 Les décisions de l'Assemblée Générale sont prises à la majorité des voix attribuées aux actions représentées, à moins que la loi ou les Statuts n'en disposent autrement. En cas d'égalité de voix, la décision est refusée. 2 Two thirds of the votes represented and the majority of the par value of shares represented shall be required for the General Meeting to adopt resolutions on the following matters: § § 2 Une décision de l'Assemblée Générale recueillant au moins les deux tiers des voix attribuées aux actions représentées et la majorité des valeurs nominales représentées est nécessaire pour: 1. the amendment of the purpose of the Company; 1. la modification du but social de la Société; 2. the creation of shares with privileged voting rights; 2. l'introduction d'actions à droit de vote privilégié; 3. the restriction on the transferability of registered shares or their registration with voting rights and the cancelation of such a restriction; 3. la restriction de la transmissibilité des actions nominatives ou leur inscription avec droit de vote ainsi que la suppression d'une telle restriction; 4. the introduction of conditional share capital or the 4. la création d'un capital conditionnel ou l'institution

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

introduction of a capital range;

5. an increase in share capital through the conversion of equity surplus, against contributions in kind, by set-off against a claim, or the granting of special benefits;
6. the limitation or withdrawal of pre-emptive rights;
7. the change of currency of the share capital;
8. the introduction of a casting vote for the person chairing the General Meeting;
9. the relocation of the registered office of the Company;
10. the delisting of the Company's equity securities;
11. the dissolution of the Company;
12. the introduction of an arbitration clause in the articles of association;
13. mergers, demergers and conversions pursuant to the Swiss federal act on merger, demerger, conversion and transfer of assets and liabilities (the **Merger Act**);
14. the conversion of registered shares into bearer shares;
15. the removal of any member of the Board of Directors or of its Chair before the end of his/her term of office;
16. the combination of shares; and
17. the amendment or repeal of the following provisions of these Articles of Association, with the

d'une marge de fluctuation du capital;

5. l'augmentation du capital-actions au moyen de la conversion de fonds propres, contre apport en nature ou par compensation de créance, ou l'octroi d'avantages particuliers;
6. la limitation ou la suppression du droit de souscription préférentiel;
7. le changement de la monnaie dans laquelle le capital-actions est fixé;
8. l'introduction de la voix prépondérante du président à l'Assemblée Générale;
9. le transfert du siège de la Société;
10. la décotation des titres de participation de la Société;
11. la dissolution de la Société;
12. l'introduction d'une clause d'arbitrage dans les statuts;
13. une fusion, scission ou transformation conformément à la loi fédérale sur la fusion, la scission, la transformation et le transfert de patrimoine (la **Loi sur la Fusion**);
14. la conversion d'actions nominatives en actions au porteur;
15. la révocation de tout membre du Conseil d'Administration ou de son/sa Président/e avant la fin de son mandat;
16. la réunion d'actions; et
17. la modification ou la suppression des dispositions suivantes des Statuts, à l'exception des

22 / 38

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 23 / 38 exception of editorial amendments that do not effectively change their content: (i) article 4a paragraph 1, 2, 4(g) and 4(h); (ii) article 4c paragraph 1, 3 and 4; (iii) article 6; (iv) article 13 paragraph 2 and 3; (v) article 14; (vi) article 15; (vii) article 18; and (viii) article 35a. modifications rédactionnelles qui ne modifient pas effectivement leur contenu: (i) article 4a alinéa 1, 2, 4(g) et 4(h); (ii) article 4c alinéa 1, 3 et 4; (iii) article 6; (iv) article 13 alinéa 2 et 3; (v) article 14; (vi) article 15; (vii) article 18; et (viii) article 35a. 3 Resolutions and elections shall be decided by open ballot, unless the acting chair of the General Meeting decides that a secret ballot be held or that it be voted by electronic means. The acting chair of the General Meeting may at any time order that a resolution or election be repeated if he/she considers the vote to be in doubt. The resolution or election previously held shall then be deemed not to have taken place. 3 Les décisions et élections ont lieu à main levée, à moins qu'un vote à bulletins secrets ou électronique ne soit ordonné par le/la président/e de l'Assemblée Générale. Le/la président/e de l'Assemblée Générale peut en tout temps ordonner qu'une décision ou élection soit répétée s'il/elle estime qu'il existe des doutes sur le résultat. Dans ce cas, la décision ou l'élection précédente est réputée ne pas avoir eu lieu. B. The Board of Directors B. Le Conseil d'Administration Article 15 Article 15 Number of directors The board of directors of the Company (the Board of Directors) shall consist of not less than 3 and not more than 8 members. § § Nombre de membres Le conseil d'administration de la Société (le Conseil d'Administration) se compose de 3 membres au moins et de 8 membres au plus. Article 16 Article 16 Election and term of office 1 The General Meeting shall elect the members of the Board of Directors and the Chair of the Board of Directors individually and for a term of office until the Élection et durée des fonctions 1 Les membres du Conseil d'Administration et le/la Président/e du Conseil d'Administration sont élus individuellement par l'Assemblée Générale pour une

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 24 / 38 completion of the next ordinary General Meeting. Re- election is possible. durée de fonctions s'achevant à la fin de l'Assemblée Générale ordinaire suivante. La réélection est possible. 2 If the office of the Chair of the Board of Directors is vacant, the Board of Directors shall appoint a new Chair from among its members for a term of office extending until completion of the next ordinary General Meeting. § § 2 Lorsque la fonction de Président/e du Conseil d'Administration est vacante, le Conseil d'Administration désigne un/une nouveau-elle Président/e parmi ses membres pour une durée de fonctions s'achevant à la fin de l'Assemblée Générale ordinaire suivante. Article 17 Article 17 Organization of the Board of Directors 1 Except for the election of the Chair of the Board of Directors and the members of the Compensation Committee by the General Meeting, the Board of Directors shall constitute itself. The Board of Directors may elect one or several vice-chairs (each, a Vice- Chair). The Board of Directors shall further appoint a secretary who need not be member of the Board of Directors. Organisation du Conseil d'Administration 1 A l'exception de l'élection par l'Assemblée Générale du/de la Président/e du Conseil d'Administration et des membres du Comité de Rémunération, le Conseil d'Administration se constitue lui-même. Il peut désigner au besoin, un/une ou plusieurs vice-président/e(s) (chacun, un/e Vice-Président/e). Le Conseil d'Administration désigne en outre un/une secrétaire, qui ne doit pas nécessairement être membre du Conseil d'Administration. 2 Subject to these Articles of Association, the Board of Directors shall regulate its organization and the adoption of resolutions in the organizational regulations. § § 2 Le Conseil d'Administration règle en outre son organisation et la manière de prendre des décisions dans un règlement d'organisation, sous réserve des Statuts. Article 18 Article 18 Reimbursement of expenses, indemnification 1 The members of the Board of Directors shall be entitled to the reimbursement of all expenses incurred in the interest of the Company. Remboursement des frais, indemnisation 1 Les membres du Conseil d'Administration ont droit au remboursement de tous les frais engagés dans l'intérêt de la Société. 2 To the extent not included in insurance coverage or paid by third parties, the Company shall indemnify and hold harmless, to the extent permitted by law, the existing and former members of the Board of Directors and Executive Committee, and their heirs, executors and administrators, out of the assets of the Company § 2 Dans la mesure où la loi le permet, la Société indemnisera, à concurrence de la portion non couverte par une assurance ou payée par un tiers, sur ses propres biens les membres actuels et passés du Conseil d'Administration et de la Direction Exécutive ainsi que leurs héritiers, masse en faillite ou masse successorale

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 25 / 38 from and against all threatened, pending or completed actions, suits or proceedings – whether civil, criminal, administrative or investigative – and all costs, charges, losses, damages, and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any actual or alleged actions, consents or omissions in or about the execution of their duty, or alleged duty, or by reason of the fact that he is or was a member of the Board of Directors or Executive Committee of the Company or the board of directors (or equivalent corporate body) or the management of one of its subsidiaries, or, while serving as a member of the Board of Directors or Executive Committee of the Company, is or was serving at the request of the Company as a director, member of the executive management, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the Board of Directors or Executive Committee. contre toutes actions, procès ou poursuites, menaçants, en cours ou terminés, de nature civile, pénale, administrative ou autre, et tous les coûts, dépenses, pertes, dommages et frais qu'ils (ou leurs héritiers, masse en faillite ou masse successorale) subiraient ou pourraient subir en raison d'actions, consentements ou omissions, effectifs ou présumés, en relation avec l'exercice de leurs fonctions, leurs fonctions supposées ou en raison du fait d'être ou d'avoir été membres du Conseil d'Administration ou de la Direction Exécutive de la Société ou du conseil d'administration (ou d'un organe équivalent) ou de la direction de l'une de ses filiales ou, sur instruction de la Société en tant que membres du Conseil d'Administration ou de la Direction Exécutive, en raison du fait d'être ou d'avoir été administrateur, membre de la direction, employé ou mandataire d'une autre société, entreprise, coentreprise, personne morale dénuée de la personnalité ou trust. L'obligation d'indemnisation s'éteint dès qu'un jugement définitif et exécutoire d'un tribunal ou d'une autorité compétente a décidé que la personne en question a violé, volontairement ou par grave négligence, ses devoirs de membre du Conseil d'Administration ou de la Direction Exécutive. 3 Without limiting the foregoing paragraph 2 of this article 18, the Company shall advance costs and expenses idemnifiable thereunder to the existing and former members of the Board of Directors and Executive Committee to the extent not included in insurance coverage or advanced by third parties. The Company may however recover such advanced costs if any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory 3 Sans préjudice de l'alinéa 2 du présent article 18, la Société avancera les frais et les coûts indemnisables en vertu de la disposition précitée aux membres actuels et passés du Conseil d'Administration et de la Direction Exécutive, à concurrence de la portion non couverte par une assurance ou payée par un tiers. La Société peut cependant recouvrer ces avances de frais si l'une de ces personnes a été reconnue coupable de violation intentionnelle ou par négligence grave de ses devoirs de membre du Conseil d'Administration ou de la Direction Exécutive par un jugement ou une décision final et

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 26 / 38 duties as a member of the Board of Directors or Executive Committee. exécutoire d'un tribunal ou d'une autorité gouvernementale ou administrative compétente. Article 19 Article 19 Convening of meetings, resolutions, minutes 1 The Board of Directors shall meet at the invitation of its Chair or, if not available, of the Vice-Chair or of another member of the Board of Directors as often as the business of the Company shall require or if a member requests it in writing or via email or another form of electronic communication, indicating the reasons. Convocation, décisions, procès- verbal 1 Le Conseil d'Administration est convoqué par son/sa Président/e ou, en cas d'empêchement de ce/cette dernier-ère, par son/sa Vice-Président/e ou par un autre membre du Conseil d'Administration, aussi souvent que cela apparaît nécessaire ou lorsqu'un membre du Conseil d'Administration le demande par écrit, par email ou par un autre moyen de communication électronique, avec indication des motifs. 2 Unless the organizational regulations adopted by the Board of Directors or a board resolution taken with the applicable attendance quorum provide otherwise, the Board of Directors shall only have a quorum if a majority of the members of the Board of Directors is present. No attendance quorum shall be required for resolutions of the Board of Directors providing for the amendment and ascertainment of capital changes or a change in the currency of the share capital. § § 2 A moins que le contraire ne résulte d'une disposition du règlement d'organisation adopté par le Conseil d'Administration ou d'une décision du Conseil d'Administration prise conformément aux dispositions applicables au quorum de présence, la majorité des membres du Conseil d'Administration doivent être présents afin de pouvoir prendre une décision. Ce quorum de présence n'est pas nécessaire pour les décisions de modification et de constatation du Conseil d'Administration en lien avec les modifications du capital-actions ou de changement de la monnaie du capital-actions. 3 Except as otherwise provided in the organizational rules adopted by the Board of Directors or in a board resolution taken with the applicable attendance quorum, resolutions of the Board of Directors shall be adopted by the majority of the members present, provided that those present form a majority of the Board of Directors. In case of a tie, the Chair shall not have a casting vote. 3 Sauf disposition contraire du règlement d'organisation adopté par le Conseil d'Administration ou d'une décision du Conseil d'Administration prise conformément aux dispositions applicables au quorum de présence, les décisions du Conseil d'Administration sont prises à la majorité des voix émises par les membres présents, pourvu toutefois que ceux-ci forment la majorité du Conseil d'Administration. En cas de partage égal des voix, celle du/de la Président/e n'est pas prépondérante. 4 Resolutions may also be adopted by way of written 4 Les décisions du Conseil d'Administration peuvent

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 27 / 38 consent orelectronically, unless a member of the Board of Directors requests discussion thereof. également être prises par voie de circulation ou par voie électronique, à moins qu'une discussion ne soit requise par l'un des membres du Conseil d'Administration. 5 The decisions of the Board of Directors shall be recorded in minutes. The minutes shall be signed by the acting chair and the secretary. 5 Les décisions du Conseil d'Administration sont consignées dans un procès-verbal. Le procès-verbal est signé par le/la président/e et par le/la secrétaire. Article 20 Article 20 Powers of the Board of Directors 1 The Board of Directors may pass resolutions with respect to all matters which are not delegated to another corporate body of the Company by law, by these Articles of Association or by regulations. Attributions du Conseil d'Administration 1 Le Conseil d'Administration peut prendre des décisions sur toutes les affaires qui ne sont pas attribuées à un autre organe de la Société par la loi, les Statuts ou un règlement. 2 It shall have the following non-transferable and inalienable duties: § § 2 Il a les attributions intransmissibles et inaliénables suivantes: 1. the ultimate management of the Company and the issuance of necessary instructions; 1. exercer la haute direction de la Société et établir les instructions nécessaires; 2. the determination of the organization of the Company; 2. fixer l'organisation de la Société; 3. the structuring of the accounting system, of the financial controls and of the financial planning; 3. fixer les principes de la comptabilité et du contrôle financier ainsi que le plan financier; 4. the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority; 4. nommer et révoquer les personnes chargées de la gestion et de la représentation de la Société et réglementer le droit de signature; 5. the ultimate supervision of the persons entrusted with management, in particular in view of compliance with the law, these Articles of Association, regulations and directives; 5. exercer la haute surveillance sur les personnes chargées de la gestion pour s'assurer notamment qu'elles observent la loi, les Statuts, les règlements et les instructions données; 6. the preparation of the annual report, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c 6. établir le rapport de gestion, le rapport de rémunération, et, le cas échéant, le rapport sur les questions non financières selon l'article 964c

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 28 / 38 CO and other reports as required by law, if any; CO et, le cas échéant, d'autres rapports exigés par la loi; 7. the preparation of the General Meeting and the implementation of its resolutions; 7. préparer l'Assemblée Générale et exécuter ses décisions; 8. the adoption of resolutions on the change of the share capital to the extent that such power is vested in the Board of Directors, the ascertainment of capitalchanges, the preparation of the report on the capital increase, and the respective amendments of these Articles of Association (including deletions); 8. prendre les décisions relatives aux modifications du capital-actions, dans la mesure où elles sont de la compétence du Conseil d'Administration, ainsi que les décisions relatives à la constatation des modifications de capital, à l'établissement du rapport d'augmentation du capital-actions et aux modifications des Statuts qui en résultent (radiation comprise); 9. the non-transferable and inalienable duties and powers of the Board of Directors pursuant to the Merger Act; 9. les attributions et compétences intransmissibles et inaliénables du Conseil d'Administration selon la Loi sur la Fusion; 10. the submission of a petition for debt-restructuring moratorium and the notification of the court in case of over-indebtedness; and 10. le dépôt d'une demande de sursis concordataire et l'avis au tribunal en cas de surendettement ; et 11. other powers and duties reserved to the Board of Directors by law or these Articles of Association. 11. d'autres attributions et compétences réservées au Conseil d'Administration par la loi ou les Statuts. 3 In all other respects, the Board of Directors may delegate in whole or in part the management and the representation of the Company within the framework set forth by these Articles of Association and the law to one or several of its members or to third parties by means of organizational regulations or by adopting a resolution. 3 En outre, le Conseil d'Administration peut déléguer en tout ou en partie la gestion ainsi que la représentation de la Société, dans le cadre des Statuts et de la loi, à un ou plusieurs de ses membres ou à des tiers conformément au règlement d'organisation ou d'une décision. C. The Compensation Committee C. Le Comité de Rémunération Article 21 Article 21 Number of members The compensation committee of the Board of Directors Nombre de Le comité de rémunération du Conseil d'Administration

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 29 / 38 (the Compensation Committee) shall consist of at least 2 members of the Board of Directors. membres (le Comité de Rémunération) se compose d'au moins 2 membres du Conseil d'Administration. Article 22 Article 22 Election and term of office 1 The General Meeting shall elect the members of the Compensation Committee individually for a term of office until the completion of the subsequent ordinary General Meeting. Only members of the Board of Directors may be elected. Re-election is possible. Election et durée de fonctions 1 L'Assemblée Générale élit individuellement les membres du Comité de Rémunération pour une durée de fonctions s'achevant à la fin de l'Assemblée Générale ordinaire suivante. Seuls des membres du Conseil d'Administration sont éligibles. La réélection est possible. 2 If there are vacancies on the Compensation Committee, the Board of Directors may appoint substitute members from among its members for a term of office extending until completion of the next ordinary General Meeting. § § 2 En cas de vacance au sein du Comité de Rémunération, le Conseil d'Administration peut désigner des substituts parmi ses membres pour une durée de fonctions s'achevant à la fin de l'Assemblée Générale ordinaire suivante. Article 23 Article 23 Organization of the Compensation Committee 1 The Compensation Committee shall constitute itself. Unless the organizational regulations provide otherwise, the Board of Directors shall elect a chair from among the Compensation Committee's members. Organisation du Comité de Rémunération 1 Le Comité de Rémunération se constitue lui-même. A moins que le règlement d'organisation n'en dispose autrement, le Conseil d'Administration élit le/la président/e du Comité de Rémunération parmi les membres du Comité de Rémunération. 2 The Board of Directors shall issue regulations establishing the organization and decision-making process of the Compensation Committee, which may be part of the organizational regulations. § 2 Le Conseil d'Administration établit un règlement concernant l'organisation et le processus de décision du Comité de Rémunération, qui peut être intégré au règlement d'organisation. Article 24 Article 24 Duties and powers 1 The Compensation Committee shall support the Board of Directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the proposals to the General Meeting Attributions 1 Le Comité de Rémunération assiste le Conseil d'Administration dans l'établissement et la révision de la stratégie et des directives de rémunération, ainsi que dans la préparation des propositions à soumettre à

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 30 / 38 regarding the compensation of the Board of Directors and the Executive Committee. It may submit proposals to the Board of Directors in other compensation-related issues. l'Assemblée Générale concernant la rémunération du Conseil d'Administration et de la Direction Exécutive. Il peut soumettre au Conseil d'Administration des propositions en toutes autres matières relatives à la rémunération. 2 The Board of Directors shall determine in regulations for which positions of the Board of Directors, the Executive Committee and other member of management (if any) the Compensation Committee shall submit proposals for the performance metrics, target values and/or the compensation of the members of the Board of Directors and the Executive Committee, and for which positions it shall itself determine, in accordance with these Articles of Association and the compensation guidelines established by the Board of Directors, such performance metrics, target values and/or the compensation. 2 Le Conseil d'Administration détermine dans un règlement pour quelles fonctions du Conseil d'Administration, de la Direction Exécutive et d'autres membres de la direction (si applicable) le Comité de Rémunération proposera au Conseil d'Administration les mesures de performance, les valeurs cibles et/ou la rémunération des membres du Conseil d'Administration et de la Direction Exécutive, et pour quelles fonctions il aura la compétence de déterminer de son propre chef, en accord avec les Statuts et les directives de rémunération établies par le Conseil d'Administration, les mesures de performance, les valeurs cibles et/ou la rémunération. 3 The Board of Directors may delegate further tasks to the Compensation Committee. 3 Le Conseil d'Administration peut déléguer d'autres tâches au Comité de Rémunération. D. The Auditors D. L'Organe de Révision Article 25 Article 25 Auditors 1 The General Meeting shall elect the auditors of the Company (the Auditors) for a term of office of one financial year. Their term of office ends with the approval of the annual financial statements of the respective financial year by the ordinary General Meeting. Re- election is possible. Organe de révision 1 L'Assemblée Générale élit l'organe de révision de la Société (l'Organe de Révision) pour un mandat d'un exercice. Son mandat prend fin avec l'approbation des comptes annuels de l'exercice concerné par l’Assemblée Générale ordinaire. La réélection est possible. 2 The Auditors shall have the powers and duties vested in them by law. 2 L'Organe de Révision a les pouvoirs et obligations que lui confère la loi.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 31 / 38 3 The Board of Directors may mandate the Auditors at any time to perform special investigations, in particular interim audits, and to prepare a report on their findings. 3 Le Conseil d'Administration peut en tout temps charger l'Organe de Révision de procéder à des contrôles spéciaux, notamment des révisions intermédiaires, et de lui en soumettre un rapport. Section 4 Compensation of the members of the Board of Directors and the Executive Committee and related matters Section 4 Rémunération des membres du Conseil d'Administration et de la Direction Exécutive et affaires connexes Article 26 Article 26 Approval of the compensation by the General Meeting 1 The General Meeting shall approve the proposals of the Board of Directors in relation to the aggregate amounts of: Approbation de la rémunération par l'Assemblée Générale 1 L'Assemblée Générale approuve les propositions du Conseil d'Administration en relation avec les montants maximaux suivants: 1. the maximum compensation of the Board of Directors until the completion of the next ordinary General Meeting; 1. la rémunération maximale du Conseil d'Administration jusqu'à la fin de l'Assemblée Générale ordinaire suivante; 2. the maximum fixed compensation of the Executive Committee for the following financial year; and 2. la rémunération fixe maximale de la Direction Exécutive pour l'année comptable suivante; et 3. the maximum variable compensation of the Executive Committee for the current financial year. 3. la rémunération variable maximale de la Direction Exécutive pour l'exercice en cours. 2 The Board of Directors may submit for approval by the General Meeting deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods and/or specific compensation components and/or in relation to additional amounts for specific compensation components. 2 Le Conseil d'Administration peut soumettre à l'approbation de l'Assemblée Générale des propositions divergentes, supplémentaires ou conditionnelles concernant le montant maximal total ou les montants maximaux partiels pour les mêmes périodes ou des périodes différentes et/ou des éléments de rémunération spécifiques et/ou en relation avec des montants additionnels pour des éléments de rémunération spécifiques.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 32 / 38 3 In the event that the General Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a General Meeting. 3 Si l'Assemblée Générale n'approuve pas une proposition du Conseil d'Administration, le Conseil d'Administration détermine, en prenant en compte tous les critères pertinents, le montant (maximal) total ou des montants (maximaux) partiels respectifs, et soumet le(s) montant(s) ainsi déterminé(s) à l'approbation d'une Assemblée Générale. 4 The Company or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval. 4 La rémunération peut être versée ou octroyée par la Société ou les sociétés qu'elle contrôle avant l'approbation de l'Assemblée Générale, sous réserve d'une approbation ultérieure. 5 If variable compensation is approved prospectively, the Board of Directors shall submit the compensation report to the General Meeting for a consultative vote. 5 Si des rémunérations variables sont approuvées de manière prospective, le Conseil d'Administration soumet le rapport de rémunération au vote consultatif de l'Assemblée Générale. Article 27 Article 27 Supplementary amount for changes to the Executive Committee If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Executive Committee after the General Meeting has approved the compensation of the Executive Committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved. The supplementary amount per compensation period per member shall not exceed 100% of the aggregate amount of (maximum) compensation of the Executive Committee last approved. Montant complémentaire en cas de changements au sein de la Direction Exécutive Si le montant global maximal de la rémunération déjà approuvé par l'Assemblée Générale n'est pas suffisant pour couvrir également la rémunération d'une ou plusieurs personnes devenant membre(s) de la Direction Exécutive après que l'Assemblée Générale a approuvé la rémunération de la Direction Exécutive pour la période visée, la Société ou toute autre société qu'elle contrôle est alors autorisée à verser à ce(s) membre(s) un montant complémentaire au cours de la (ou les) période(s) de rémunération déjà approuvée(s). Le montant complémentaire par période de compensation par membre ne doit pas dépasser 100% du montant global de la rémunération (maximale) de la Direction Exécutive approuvée en dernier.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 33 / 38 Article 28 Article 28 General compensation principles 1 The compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient. Principes généraux de rémunération 1 La rémunération des membres non-exécutifs du Conseil d'Administration peut être constituée d'éléments de rémunération fixes et variables. La rémunération totale prend en compte la position et le niveau de responsabilité du bénéficiaire. 2 The compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient. 2 La rémunération des membres de la Direction Exécutive peut être constituée d'éléments de rémunération fixes et variables. La rémunération fixe comprend le salaire de base et peut être constituée d'autres éléments de rémunération. La rémunération variable peut prendre en compte l'accomplissement d'objectifs de performance spécifiques. La rémunération totale prend en compte la position et le niveau de responsabilité du bénéficiaire. 3 The performance targets may include individual targets, targets of the Company, group or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine the relative weight of the performance targets and the respective target values. 3 Les objectifs de performance peuvent comprendre des objectifs personnels, des objectifs liés à la performance de la Société ou de tout ou partie du groupe ou des buts en relation avec le marché, d'autres sociétés ou d'autres repères comparables, prenant en compte la position et le niveau de responsabilité du bénéficiaire. Le Conseil d'Administration ou le Comité de Rémunération, dans la mesure où cette compétence lui est déléguée, détermine le poids relatif des objectifs de performance et les valeurs cibles respectives. 4 Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based 4 La rémunération peut être versée en espèces, sous forme d'actions, d'options ou d'instruments ou unités sur base d'actions ou d'autres types de prestations. Le Conseil d'Administration ou le Comité de Rémunération, dans la mesure où cette compétence lui a été déléguée, détermine les conditions et périodes d'octroi, d'acquisition (vesting), d'exercice, de restriction et de péremption. Ils peuvent en particulier prévoir la continuation, l'accélération ou la suppression des conditions ou périodes d'acquisition (vesting),

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 34 / 38 upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares or by using conditional or authorized share capital. d'exercice, de restriction et de péremption, le versement ou l'octroi d'une rémunération supposant l'atteinte des objectifs ou encore la déchéance des droits, dans chaque cas lors d'événements prédéterminés tels que, notamment, un changement de contrôle ou la fin d'un contrat de travail ou de mandat. La Société peut se procurer les actions ou autres instruments des marchés financiers requis par le biais d'achats sur le marché ou d'actions propres, ou en utilisant son capital-actions conditionnel ou autorisé. 5 Compensation may be paid by the Company or companies controlled by it. 5 La rémunération peut être versée par la Société ou tout autre société qu'elle contrôle. Article 29 Article 29 Agreements with members of the Board of Directors and the Executive Committee 1 The Company or companies controlled by it may enter into agreements with non-executive members of the Board of Directors relating to their compensation for a fixed term or for an indefinite term. The duration and termination are subject to the term of office and the law. Contrats avec les membres du Conseil d'Administration et de la Direction Exécutive 1 La Société, ou toute société qu'elle contrôle, peut conclure des contrats de durée déterminée ou indéterminée avec les membres non-exécutifs du Conseil d'Administration en relation avec leur rémunération. La durée et la résiliation doivent être conformes avec la durée des fonctions ainsi qu'avec les dispositions légales applicables. 2 The Company or companies controlled by it may enter into employment agreements with executive members of the Board of Directors and other members of the Executive Committee for a fixed term or for an indefinite term. Fixed term agreements may have a maximum duration of one year; renewal is possible. Agreements for an indefinite term may have a notice period of maximum twelve months. 2 La Société, ou toute société qu'elle contrôle, peut conclure des contrats de travail de durée déterminée ou indéterminée avec les membres exécutifs du Conseil d'Administration et les autres membres de la Direction Exécutive. Les contrats de durée déterminée peuvent avoir une durée maximale d'une année; le renouvellement est possible. Les contrats de durée indéterminée peuvent prévoir un délai de congé d'au maximum douze mois. 3 The Company or companies controlled by it may enter into non-compete agreements with members of the Executive Committee for the time after termination of employment. Their duration shall not exceed two years, 3 La Société, ou toute société qu'elle contrôle, peut conclure des accords de non-concurrence avec les membres de la Direction Exécutive pour la période suivant la fin des rapports de travail. Leur durée ne peut

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 35 / 38 and consideration paid per year for such non-compete undertaking shall not exceed the average compensation of such member of the last three financial years. excéder deux ans et l'indemnisation par an versée en contrepartie d'un tel accord de non-concurrence ne peut excéder la moyenne de la rémunération du membre concerné des trois derniers exercices. Article 30 Article 30 Mandates outside of the group 1 The number of mandates on the Board of Directors, the Executive Committee or comparable functions at other enterprises with an economic purpose is limited: Mandats en dehors du groupe 1 Le nombre de mandats d'administrateur, au sein de la Direction Exécutive ou de fonctions similaires auprès d'autres entreprises poursuivant un but économique est limité: (a) for members of the Executive Committee, to 7 mandates, of which no more than 2 in a listed company; and (a) pour les membres de la Direction Exécutive, à 7 mandats, dont pas plus de 2 au sein de sociétés cotées; et (b) for members of the Board of Directors, to 15 mandates, of which no more than 5 in listed companies. (b) pour les membres du Conseil d'Administration à 15 mandats, dont pas plus de 5 au sein de sociétés cotées. 2 Mandates in different legal entities being part of the same group or for the same group are deemed to be one mandate. 2 Les mandats dans différentes entités juridiques appartenant au même groupe ou assumés pour le même groupe sont considérés comme un mandat. 3 Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits as well as mandates held at the request of the Company or companies controlled by it are not subject to the above limitations. No member of the Board of Directors or the Executive Committee shall hold more than 10 such mandates. 3 Les mandats dans des associations, organisations caritatives, fondations de famille et fondations de prévoyance professionnelle ainsi que les mandats exercés à la demande de la Société ou des sociétés qu'elle contrôle ne sont pas soumis aux limites mentionnées ci-dessus. Aucun membre du Conseil d'Administration ou de la Direction Exécutive ne peut exercer plus de 10 mandats de ce genre. Article 31 Article 31 Post-retirement benefits The Company or companies controlled by it may grant to members of the Board of Directors and the Executive Committee post-retirement benefits beyond the Prestations de retraite La Société ou toute société qu'elle contrôle peut octroyer aux membres du Conseil d'Administration et de la Direction Exécutive des prestations de retraite allant

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA 36 / 38 occupational benefit schemes which do not exceed the annual compensation of the respective member of the Board of Directors or the Executive Committee last paid or payable for the first time. au-delà du régime de prévoyance professionnelle n'excédant pas la rémunération annuelle du membre du Conseil d'Administration ou de la Direction Exécutive concerné versée ou à verser pour la première fois. Section 5 Financial year, profit allocation Section 5 Exercice, répartition du bénéfice Article 32 Article 32 Financial year, annual and compensation report 1 The Company's financial year shall be determined by the Board of Directors. Exercice social, rapport de gestion et de rémunération 1 L'exercice est fixé par le Conseil d'Administration. 2 The Board of Directors shall prepare an annual report for each financial year, comprising the annual financial statements, if required, the management report and the consolidated financial statements, as well as a compensation report and any other report required by law. 2 Le Conseil d'Administration établit pour chaque exercice un rapport de gestion, qui se compose des comptes annuels et, cas échéant, du rapport annuel et des comptes de groupe, ainsi qu'un rapport de rémunération et tout autre rapport requis par la loi. Article 33 Article 33 Allocation of profit shown on the balance sheet, reserves 1 The General Meeting shall resolve on the allocation of the profit as shown on the balance sheet in accordance with applicable law. The Board of Directors shall submit its proposals to the General Meeting. Utilisation du bénéfice résultant du bilan, réserves 1 L'Assemblée Générale détermine l'emploi du bénéfice résultant du bilan, sous réserve des prescriptions légales concernant la répartition du bénéfice. Le Conseil d'Administration lui soumet ses propositions. 2 In addition to the reserves required by law, the General Meeting may create other reserves. 2 En sus des réserves légales, l'Assemblée Générale peut constituer des réserves supplémentaires. 3 Dividends that have not been collected within five years after their payment date shall inure to the Company and be allocated to the general statutory reserves. 3 Les dividendes qui n'ont pas été perçus dans un délai de cinq ans après leur date de paiement sont prescrits et sont alloués aux réserves statutaires de la Société.

Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

Section 6
Dissolution, liquidation

Article 34

Dissolution, liquidation

[1] The General Meeting may at any time resolve to dissolve and liquidate the Company in accordance with the law and the provisions set forth in these Articles of Association.

[2] The liquidation shall be effected by the Board of Directors, unless the General Meeting appoints other persons as liquidators.

[3] The liquidation of the Company shall be effected pursuant to applicable law. The liquidators shall be entitled to sell assets (real estate included) in private transactions.

[4] Upon discharge of all liabilities of the Company, the assets shall be distributed to the shareholders in proportion to the share capital, unless these Articles of Association provide otherwise.

Section 7
Means of Publication, communications

Article 35

Notices, communications

[1] The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

[2] In particular cases, the Board of Directors may specify additional means of publication.

[3] Notices by the Company to the shareholders may, at the election of the Board of Directors, be validly given by

Section 6
Dissolution, liquidation

Article 34

Dissolution, liquidation

[1] L'Assemblée Générale peut décider en tout temps de la dissolution et de la liquidation de la Société en conformité avec les prescriptions légales et statutaires.

[2] La liquidation a lieu par les soins du Conseil d'Administration, à moins que l'Assemblée Générale ne désigne d'autres liquidateurs.

[3] La liquidation de la Société s'effectue conformément au droit applicable. Les liquidateurs sont autorisés à vendre des actifs (immeubles y compris) de gré à gré.

[4] Après paiement des dettes de la Société, l'actif est réparti entre les actionnaires au prorata du capital-actions, à moins que les Statuts n'en disposent autrement.

Section 7
Organe de publication, communications

Article 35

Communications, organe de publication

[1] L'organe de publication de la Société est la Feuille Officielle Suisse du Commerce.

[2] Le Conseil d'Administration peut désigner d'autres organes de publication dans certains cas particuliers.

[3] Les communications aux actionnaires peuvent, au choix du Conseil d'administration, être valablement

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Articles of Association of SOPHiA GENETICS SA / Statuts de SOPHiA GENETICS SA

publication in the Swiss Official Gazette of Commerce or in a form that allows proof by text.

Section 7a
Jurisdiction

Article 35a

Jurisdiction

The exclusive place of jurisdiction for any disputes arising under, out of or in connection with or related to the corporate relationship shall be at the registered office of the Company.

Section 8
Authoritative language

Article 36

Authoritative language

In the event of discrepancies between the French and English versions of these Articles of Association, the French version shall prevail.

effectuées par publication dans la Feuille officielle suisse du commerce ou sous une forme permettant d'en établir la preuve par texte.

Section 7a
For

Article 35a

For exclusif

Le for exclusif pour tout litige découlant de ou en rapport avec la Société se situe au siège de celle-ci.

Section 8
Langue faisant foi

Article 36

Langue faisant foi

En cas de conflit entre la version française et la version anglaise, la version française des Statuts prévaut.

Rolle, le 18 juin 2026
Rolle, June 18, 2026

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